SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 8)(1)

                        CONTINENTAL MATERIALS CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   211615 20 8
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 8, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 211615 20 8                    13D          Page 2 of 6 Pages
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================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*
                     PF
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
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     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
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 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           285,800*
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER
                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       285,800*
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                  285,800*
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.7%*
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     14     TYPE OF REPORTING PERSON*

                  PN
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* Reflects shares of common stock owned as adjusted by the Reporting Persons to reflect the 1 for 50 reverse stock split and the 100 for 1 forward stock split of the Issuer.

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CUSIP No. 211615 20 8                    13D          Page 3 of 6 Pages
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================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     WARREN LICHTENSTEIN
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
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     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
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     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
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 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           285,800*
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       - 0 -
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       285,800*
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                 285,800*
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 13.7%*
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                 IN
================================================================================

* Reflects shares of common stock owned as adjusted by the Reporting Persons to reflect the 1 for 50 reverse stock split and the 100 for 1 forward stock split of the Issuer.

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CUSIP No. 211615 20 8                    13D          Page 4 of 6 Pages
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                  This  constitutes  Amendment  No.  8  ("Amendment  No.  8") to
Schedule 13D filed by the undersigned on or about August 4, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 8, the Schedule 13D, as amended, remains in full force and effect.

                  Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 143,850 (or 285,800 following the Stock Split, as defined below) Shares owned by Steel Partners II is $3,040,517. The Shares owned by Steel Partners II were acquired with partnership funds.

                  Item 5 (a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 2,087,926 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the fiscal quarter ended April 3, 1999, as adjusted by the Reporting Persons to reflect the 1 for 50 reverse stock split and the 100 for 1 forward stock split (the "Stock Split") which occurred on June 7, 1999. As of the close of business on June 8, 1999, Steel Partners II beneficially owns 143,850 Shares of Common Stock (or 285,800 Shares following the Stock Split), constituting approximately 13.7% of the Shares outstanding and Mr. Lichtenstein beneficially owns 143,850 Shares (or 285,800 Shares following the Stock Split), representing approximately 13.7% of the Shares outstanding, by virtue of his authority to vote and dispose of the 143,850 Shares (or 285,800 Shares following the Stock Split) owned by Steel Partners II.

                  Item 5(c) is amended by adding the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 211615 20 8                    13D          Page 5 of 6 Pages
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                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 8, 1999                         STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.,
                                                General Partner


                                            By:  /s/ Warren G. Lichtenstein
                                               ------------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer

                                                 /s/ Warren G. Lichtenstein
                                               ------------------------------
                                                  WARREN G. LICHTENSTEIN

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CUSIP No. 211615 20 8                    13D          Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------


Shares of Common                  Price Per                       Date of
 Stock Purchased                    Share                         Purchase
 ---------------                  ---------                       --------
                             STEEL PARTNERS II, L.P.
                             -----------------------
    1,000                           37.02500                      5/11/99
      300                           37.60497                      5/17/99
      700                           37.65140                      5/19/99
    1,600                           37.57500                      5/26/99
      900                           37.58000                      5/27/99
      500                           37.62500                      5/28/99
      200                           37.70500                       6/1/99
    1,300                           37.70000                       6/3/99
    1,900                           19.33260                       6/8/99



                               WARREN LICHTENSTEIN
                               -------------------
                                      None.